

Mail Stop 3561

January 29, 2010

Via U.S. Mail and facsimile

Richard Isenberg
Principal Executive Officer
Citigroup Mortgage Loan Trust Inc.
390 Greenwich Street
New York, NY 10013

    Re: **Citigroup Mortgage Loan Trust Inc.**
          Amendment No. 1 to Registration Statement on Form S-3
          Filed January 15, 2010
          File No. 333-163631

Dear Mr. Isenberg:

    We have reviewed your response to the comments in our letter dated January 4, 2010 and have the following additional comments. Please note that all page references below correspond to the unmarked version of your filing on EDGAR.

Prospectus Supplement No. 1 (Asset-Backed Pass-Through Notes)

Legal Action Pending Against [The Depositor/Trustee/Sponsor], page S-29

1. We note your response to our prior comment 3 and reissue in part. Please revise the heading and the paragraph immediately following it to include all entities covered by Item 1117 of Regulation AB, including the originator and any party contemplated by Item 1100(d)(1) of Regulation AB. Similarly revise your disclosure on page S-33 of Prospectus Supplement No. 2 (Asset-Backed Pass-Through Certificates).

The Depositor, page S-44

2. We note your response to our prior comment 4 and reissue in part. In light of the fact that the depositor was organized in July 2003, please remove the bracketed placeholders under this heading and update your disclosure to include the

depositor's date of incorporation and a discussion of any prior securitizations organized by the depositor that have experienced an event of default, early amortization or triggering event. Similarly revise your disclosure in Prospectus Supplement No. 2. Refer to Item 1106 of Regulation AB.

* * * * *

As appropriate, please amend your filing and respond to these comments within ten business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Michelle Lacko at (202) 551-3240 or me at (202) 551-3412 with any other questions.

Regards,

Amanda Ravitz
Branch Chief - Legal

cc: Stephen S. Kudenholdt
        Christine Vrettos
        Fax: (212) 768-6800